Exhibit 12.4
Rogers Cable Inc.
Financial Statement Schedules
Schedule of Valuation Account — Allowance For Doubtful Accounts Receivable
(in thousands of Canadian dollars)
Year ended December 31,

	Balance,			Balance,
	Beginning of	Additions	Deductions	End
Year	Year	(1)	(2)	of Year
2003	10,120	20,028	(21,810)	8,338
2004	8,338	20,067	(21,302)	7,103
2005	7,103	20,414	(19,669)	7,848

(1)	Represents the increase in allowance for doubtful accounts receivable charged to expense.

(2)	Represents the accounts receivable written-off against the allowance for doubtful accounts receivable.